Exhibit 99.7

SNCF, Orange, PSA Peugeot Citroën and Total Join Forces to Create Ecomobilité

Ventures, Europe’s First investment structure Led by a Group of Industrial Companies and Dedicated to Sustainable Mobility

€30 million to support young companies developing innovative solutions

(Paris — November 14, 2011) – SNCF, Orange, PSA Peugeot Citroën and Total have joined forces to create Ecomobilité Ventures, Europe’s first investment structure led by a group of industrial companies and dedicated to sustainable mobility. A total of €30 million will be used to invest in innovative young companies.

For SNCF, Orange, PSA Peugeot Citroën and Total, the objective is to contribute to the emergence of a new mobility ecosystem that transcends traditional industry boundaries. The creation of new forms of sustainable mobility—driven by fast-changing practices and technologies—requires a synergistic mix of knowledge and skills. Combining the innovation capacity of vibrant young companies with the experience and expertise of Ecomobilité Ventures’ industrial partners will foster the development of new, sustainable solutions.

Ecomobilité Ventures will acquire minority interests in European companies in the start-up or development stage and will support them over the long term. The segments targeted are sustainable mobility products, services and technologies and mobility-related clean technologies. The fund will invest in young companies offering solutions to the various issues in these areas. They will have to demonstrate their ability to be profitable on a stand-alone basis by leveraging a solid business model, as well as their potential to become leaders in their market segments.

“The creation of Ecomobilité Ventures is fully aligned with SNCF’s strategy, which is to link different modes of transportation in order to offer our clients end-to-end solutions,” says Bernard Emsellem, Executive Manager for Ecomobility at SNCF. “By creating this investment structure, we are bringing together a wide variety of strategically-related competencies to foster the emergence of new forms of mobility and meet market expectations.”

“Mobility is integral to the challenges facing our society today,” comments Vivek Badrinath, Executive Vice President, Enterprise Communication Services, at Orange. “Information and communication technologies are a vital lever for optimizing travel and energy resource management. Orange has been focusing on these issues for several years through a program dedicated entirely to smart cities. It is only natural for us to work alongside other innovation-driven companies, regardless of their business sector or size. It’s part of our everyday philosophy of action.”

“The Ecomobilité Ventures project offers the group PSA Peugeot Citroën the opportunity to extend its commitment to community development and social cohesion beyond the automobile, and so to act as a stakeholder of the life of territories and social cohesion.” says Patrice-Henry Duchene, head of Sustainable Development at PSA Peugeot Citroën.

“We’re proud to be taking part in this initiative,” says Manoelle Lepoutre, Executive Vice President, Sustainable Development and Environment at Total. “This is the first time that four major market-leaders have pooled their expertise to support innovative young enterprises. It’s a novel way of driving innovation in the area of sustainable mobility and enabling the development of new, more efficient solutions for our customers.”

Media Contacts:

SNCF: Guillaume Ignace, +33 (0)1 53 25 69 24, guillaume.ignace@sncf.fr

Orange: Sylvie Duho, +33(0)1 44 44 93 93, sylvie.duho@orange.com or Sophie Touchot, +33 (0)1 44 37 60 94, stouchot@i-e.fr

PSA Peugeot Citroën: Caroline Brugier-Corbière, +33 (0)1 40 66 58 54, caroline.brugier-corbiere@mpsa.com

Total: Aude Colas des Francs, +33 (0)1 47 44 47 05, aude.colas-des-francs@total.com

Ecomobilité Ventures : Fabienne Herlaut, Managing Director